PB 3/12/15

15046564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Wash., D.C. 404

SEC FILE NUMBER
8- 67381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISOR DIRECT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ADVISOR DIRECT INC. SIX KIMBALL LANE, SUITE 150
(No. and Street)

LYNNFIELD (City) MA (State) 01940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

125 HIGH STREET (Address) BOSTON (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, JAMES WALLACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVISOR DIRECT INC., as of DECEMBER 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN L. RICHARD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 28, 2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISOR DIRECT, INC.

(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LLC)

FINANCIAL STATEMENTS

NINE MONTHS ENDED DECEMBER 31, 2014

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LLC)

CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Investors Capital Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Investors Capital Corporation at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LLC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Current Assets		
Cash	$	92,143
Prepaid insurance		2,667
		94,810
Intangible assets		32,500
Total Assets	**$**	**127,310**
Liabilities and Shareholder's Equity		
Current Liabilities		
Due to affiliates	$	66,627
Deferred tax liabilities		1,666
Total Liabilities		68,293
Shareholder's Equity		
Common stock; no par value;		
275,000 shares authorized, 1,000 shares issued and outstanding		161,907
Accumulated deficit		(102,890)
Total Shareholder's Equity		59,017
Total Liabilities and Shareholder's Equity	**$**	**127,310**

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LLC.)
STATEMENT OF OPERATIONS
NINE MONTHS ENDED DECEMBER 31, 2014

Operating expenses	$	(34,689)
Loss before income taxes		(34,689)
Income tax provision		1,666
Net loss	$	(36,355)

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LLC.)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
NINE MONTHS ENDED DECEMBER 31, 2014

	Common Stock No Par Value		Accumulated Deficit	Total Shareholder's Equity
	Common Shares	Amount		
Balance - April 1, 2014	**1,000**	**$ 145,907**	**$ (66,535)**	**$ 79,372**
Capital contributions		$ 16,000	$ --	$ 16,000
Net loss		--	(36,355)	$ (36,355)
Balance - December 31, 2014	**1,000**	**$ 161,907**	**$ (102,890)**	**$ 59,017**

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LLC.)
STATEMENT OF CASH FLOWS
NINE MONTHS ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net loss	$	(36,355)
Adjustments to reconcile net loss		
Capital contribution		16,000
Deferred income taxes		1,666
Changes in assets and liabilities:		
Prepaid income taxes		815
Prepaid insurance		5,333
Due to/from affiliates		29,211
Net cash provided by operating activities		16,670
Net increase in cash		16,670
Cash, beginning of period		75,473
Cash, end of period	$	92,143

Supplemental disclosure of cash flow information:

There were no additional supplemental disclosures of cash flow.

NOTE 1 – NATURE OF BUSINESS

Advisor Direct, Incorporated ("AD" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered to operate as a (k)(1) Broker-Dealer where principal transactions are limited to mutual funds and/or variable annuities only. On January 25, 2013, AD was acquired by Investors Capital Holdings, LLC ("ICH") as a wholly-owned subsidiary.

On July 11, 2014, ICH was acquired by RCS Capital Corp ("RCS"). Following the transaction, ICH and its subsidiaries continue to operate autonomously under current management structure and brand.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material. On July 31, 2014, FINRA approved a change in fiscal year end from March 31 to December 31 to confirm with ICH's parent, RCAP, therefore nine months are presented herein.

REVENUE RECOGNITION

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. No commission income was generated or recognized for the period ended December 31, 2014.

CASH

The Company has cash deposits in financial institutions that insure its traditional deposits with the Federal Deposit Insurance Company ("FDIC") up to $250,000 per depositor.

USE OF ESTIMATES

The preparation of financial Statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial Statement and the reported amounts of revenues and expenses during the period. Those estimates that deal with the valuation of assets and revenue recognition involve a particularly high degree of judgment and complexity. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is included in the consolidated federal income tax return filed by RCS. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. The statutory tax rate differs from the effective tax rate due to state income taxes, net of federal benefit, non-deductible expenses, and the change in valuation allowance.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "*Revenue from Contracts with Customers*" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is not publically traded but because it is an affiliate of RCAP, which is publically traded, ASU 2014-09 will be applicable. The Company does not expect application of ASU 2014-09 will not have a material impact to operations.

NOTE 3 – RELATED PARTY TRANSACTIONS

In January 2014, the Company entered into an expense sharing agreement with both Investors Capital Corporation ("ICC"), also a subsidiary of ICH, and ICH. Expenses allocated to AD from ICC amounted to $9,359 in the form of management fees and $25,330 in direct expenses for audit and regulatory purposes from ICH for the nine months ended December 31, 2014.

NOTE 4 – INCOME TAXES

The Company recognizes and measures its unrecognized tax benefit or expense. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax expense or benefit is adjusted when new information is available or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax expense in income tax expense. No interest or penalties were recognized in 2014. The Company's federal and state income tax returns are open to audit under the statute of limitations for 2010 to 2013. The Company does not have any tax positions as of December 31, 2014 for which it is reasonably possible that the total amounts of unrecognized tax benefit or expense will significantly increase or decrease within twelve months of the reporting date.

NOTE 5 – INTANGIBLE ASSETS

ICH acquired the Company for $32,500 in January 2013. The purchase price was fully allocated to licenses with the Securities and Exchange ("SEC"), as well as FINRA and certain state registrations, which are all necessary to operate as a broker dealer. These intangible assets have an indefinite life, thus no amortization was required to be recorded.

NOTE 6 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent for the year ended December 31, 2014. A short period return will be filed with ICH & Subsidiaries for the period ended July 10, 2014, representing the pre-acquisition period before ICH & Subsidiaries was acquired by RCS. Income taxes are allocated to the Company as if it filed a separate return on a stand-alone basis. The Company files its own state and local tax returns. The statutory tax rate differs from the effective tax rate due to state income taxes, net of federal benefit, non-deductible expenses, and the change in valuation allowance.

The components of income tax expense / (benefit) included in the statement of operations for the period ended December 31, 2014 are as follows:

Current income tax provision (benefit)		
U.S Federal	$	-
State and local		-
Total current income tax expense		-
Deferred income tax provision (benefit)		
U.S Federal		1,281
State and local		385
Total deferred income tax expense		1,666
Total income tax expense	$	1,666

The reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the period ended December 31, 2014 is as follows:

U.S federal statutory income tax rate	34.0%
Increase (decrease) in tax rate resulting from:	
State income tax, net of federal benefit	6.3%
Valuation allowance	-45.1%
Effective income tax rate	-4.8%

Deferred income tax expense (benefit) result from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgment, their realizablity is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. For the period ended December 31, 2014, the Company has recorded a full valuation allowance.

NOTE 6 – INCOME TAXES - CONTINUED

The components of the deferred income taxes as of December 31, 2014 are as follows:

Deferred tax assets		
Intangible amortization	$	10,268
Net operating loss		23,410
Total deferred tax assets		33,678
Valuation allowance		(33,678)
Total deferred tax asset, net of valuation		-
Deferred tax liabilities		
Other		1,666
Total deferred tax liabilities	$	1,666

A valuation allowance is provided as it is more likely than not that some portion or the entire deferred tax asset will not be realized. The Company has recorded a full valuation for the period ended December 31, 2014, or a full valuation in the amount of the deferred tax asset of $33,628. As of December 31, 2014, the Company had U.S. federal net operating loss carryforwards of approximately $62,061, which begin to expire in 2033.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company operates as a (k)(1) Broker Dealer limiting its principal transactions to mutual funds and variable annuities with a minimum net capital of $5,000. As of December 31, 2014, the Company had net capital of $11,918 (an excess of $6,918). The Company's net capital ratio for December 31, 2014 was 5.73 to 1.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued, and concluded there were no material subsequent events requiring disclosures.

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LLC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

SCHEDULE I

Net capital:		
Total shareholder's equity		$ 59,017
Less: non-allowable assets from the statement of financial condition		37,099
Net capital before haircuts on securities		21,918
Less:		
Other deductions		10,000
Net capital		11,918
Computation of basic net capital requirement:		
Minimum dollar net capital requirement or	$ 5,000	
1/15 x aggregate indebtedness	4,553	5,000
Excess net capital		$ 6,918
Aggregate indebtedness		$ 68,293
Percentage of aggregate indebtedness to net capital		573.01%

There were reconciling items per this report to the most recently quarterly filing by the Company of Part II of the FOCUS Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as

Net capital, previously reported	$ 12,769
Adjustments:	
Income taxes payable	(851)
Audited net capital	$ 11,918

SCHEDULE II

The Company claims exemption from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k)(1).

INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2014

SCHEDULE III

Information relating to possession or control requirements is not applicable, as the Company qualifies for exemption pursuant to Rule 15(c)(3)-3 under paragraph (k)(1).